Filed pursuant to Rule 424(b)(3)

Registration No. 333-239264

PROSPECTUS SUPPLEMENT NO. 2

28,533,333 Common Shares

Aeterna Zentaris Inc.

This Prospectus Supplement No. 2 (this “Prospectus Supplement”) amends and supplements our Prospectus dated July 1, 2020 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-239264). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale of up to 28,533,333 of our common shares issuable upon exercise of certain outstanding warrants.

This Prospectus Supplement includes information from our Reports on Form 6-K, which were furnished with the Securities and Exchange Commission on November 5, 2020.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 13, 2020.

Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2020 and for the three-month AND NINE-MONTH periodS ended September 30, 2020 and 2019

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2020 and for the three-month AND Nine-MONTH periodS ended September 30, 2020 and 2019

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)	5
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	7
Condensed Interim Consolidated Statements of Cash Flows	8
Notes to Condensed Interim Consolidated Financial Statements	9

2

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	September 30, 2020	December 31, 2019
	$	$
ASSETS
Current Assets
Cash and cash equivalents	21,746	7,838
Trade and other receivables (note 5)	841	658
Inventory	371	1,203
Prepaid expenses and other current assets	358	1,211
Total current assets	23,316	10,910
Restricted cash equivalents	325	364
Right of use assets (note 6)	171	582
Property, plant and equipment	25	35
Identifiable intangible assets	28	40
Goodwill (note 7)	8,406	8,050
Total assets	32,271	19,981
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 8)	936	2,148
Current provision for restructuring and other costs (note 9)	117	418
Income taxes payable	—	1,448
Current portion of deferred revenues	619	991
Current portion of lease liabilities (note 10)	125	648
Current portion of warrant liability (note 11)	—	6
Total current liabilities	1,797	5,659
Deferred revenues	128	185
Lease liabilities (note 10)	76	255
Warrant liability (note 11)	—	2,249
Employee future benefits (note 12)	14,851	13,788
Provision for restructuring and other costs (note 9)	271	308
Total liabilities	17,123	22,444
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	235,008	224,528
Warrants (notes 11 and 13)	12,402	—
Other capital	89,489	89,806
Deficit	(321,363)	(316,891)
Accumulated other comprehensive income (loss) (“AOCI”)	(388)	94
Total shareholders’ equity (deficiency)	15,148	(2,463)
Total liabilities and shareholders’ equity (deficiency)	32,271	19,981

Commitments and contingencies (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Pierre-Yves Desbiens
Carolyn Egbert Chair of the Board	Pierre-Yves Desbiens Director

4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the three MONTHS ended September 30, 2020 and 2019

(In thousands of US dollars, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - July 1, 2020	23,584,071	226,724	4,237	89,467	(319,592)	95	931
Net (loss)	—	—	—	—	(1,136)	—	(1,136)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(483)	(483)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(635)	—	(635)
Comprehensive (loss)	—	—	—	—	(1,771)	(483)	(2,254)
Reclassification of warrant liability to equity (note 11(b))		—	3,140	—	—	—	3,140
Issuance of common shares and warrants, net of transaction costs (note 13)	39,094,542	8,284	5,025	—	—	—	13,309
Share-based compensation costs (note 14)	—	—	—	22	—	—	22
Balance – September 30, 2020	62,678,613	235,008	12,402	89,489	(321,363)	(388)	15,148

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - July 1, 2019	16,632,410	223,140	—	89,824	(315,977)	(15)	(3,028)
Net income	—	—	—	—	(331)	—	(331)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	377	377
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(536)	—	(536)
Comprehensive (loss)	—	—	—	—	(867)	377	(490)
Issuance of common shares, net of transaction costs (note 13)	3,325,000	1,290	—	—	—	—	1,290
Exercise of deferred share units (note 13)	37,100	101	—	(121)			(20)
Share-based compensation costs	—	—	—	55	—	—	55
Balance – September 30, 2019	19,994,510	224,531	—	89,758	(316,844)	362	(2,193)

5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the NiNE months ended september 30, 2020 and 2019

(In thousands of US dollars, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net (loss)	—	—	—	—	(3,807)	—	(3,807)
Other comprehensive loss:
Foreign currency translation adjustments	—				—	(482)	(482)
Actuarial (loss) on defined benefit plan (note 12)	—	—	—		(665)	—	(665)
Comprehensive (loss)	—				(4,472)	(482)	(4,954)
Reclassification of warrants to equity (note 11(b))	—	—	7,377	—	—	—	7,377
Issuance of common shares and warrants, net of transaction costs (note 13)	42,684,103	10,480	5,025	(362)	—	—	15,143
Share-based compensation costs (note 14)	—	—	—	45	—	—	45
Balance – September 30, 2020	62,678,613	235,008	12,402	89,489	(321,363)	(388)	15,148

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	—	89,342	(309,781)	11	1,907
Net (loss)	—	—	—	—	(5,036)	—	(5,036)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	351	351
Actuarial (loss) on defined benefit plan (note 12)	—	—	—	—	(2,027)	—	(2,027)
Comprehensive (loss)	—	—	—	—	(7,063)	351	(6,712)
Exercise of warrants, stock options and deferred share units	228,750	906	—	(329)	—	—	577
Issuance of common shares and warrants, net of transaction costs	3,325,000	1,290	—	—	—	—	1,290
Share-based compensation costs	—	—	—	745	—	—	745
Balance – September 30, 2019	19,994,510	224,531	—	89,758	(316,844)	362	(2,193)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three AND nine months ended september 30, 2020 and 2019

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
	$	$	$	$
Revenues (note 4)
Royalty income	23	8	47	29
Product sales	—	—	1,016	129
Supply chain	87	256	168	301
Licensing revenue	18	19	55	55
Total revenues	128	283	1,286	514
Operating expenses
Cost of sales	33	—	907	101
Research and development costs	372	475	880	1,574
General and administrative expenses	1,180	1,364	3,445	4,924
Selling expenses	283	377	730	1,176
Restructuring costs (note 9)	—	—	—	773
Impairment (reversal) of right of use asset	—	(125)	—	276
Gain on modification of building lease (notes 6 and 10)	—	—	(219)	—
Impairment of prepaid asset	—	—	—	169
Total operating expenses (note 14)	1,868	2,091	5,743	8,993
Loss from operations	(1,740)	(1,808)	(4,457)	(8,479)
Gain due to changes in foreign currency exchange rates	211	3	237	61
Gain on change in fair value of warrant liability (note 11)	816	2,120	1,147	3,985
Other finance (costs)	(423)	(646)	(734)	(603)
Net finance income	604	1,477	650	3,443
Net (loss)	(1,136)	(331)	(3,807)	(5,036)
Other comprehensive (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(483)	377	(482)	351
Items that will not be reclassified to profit or loss:
Actuarial (loss) on defined benefit plans (note 12)	(635)	(536)	(665)	(2,027)
Comprehensive (loss)	(2,254)	(490)	(4,954)	(6,712)
Net (loss) per share [basic and diluted]	(0.02)	(0.02)	(0.11)	(0.31)
Weighted average number of shares outstanding (note 19):
Basic	56,211,486	16,887,819	33,832,136	16,651,969
Diluted	56,211,486	16,887,819	33,832,136	16,651,969

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Condensed Interim Consolidated Statements of Cash Flows

For the three AND nine months ended September 30, 2020 and 2019

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities
Net (loss) for the period	(1,136)	(331)	(3,807)	(5,036)
Items not affecting cash and cash equivalents:
(Gain) on change in fair value of warrant liability (note 11)	(816)	(2,120)	(1,147)	(3,985)
Transaction costs of warrants issued and expensed as finance cost (note 13)	422	545	732	545
Provision for restructuring costs utilized (note 9)	(11)	—	(359)	773
Depreciation and amortization	42	119	188	255
Impairment (reversal) of right of use asset	—	(125)	—	276
Impairment of prepaid asset	—	—	—	169
Gain on modification of building lease (notes 6 and 10)	—	—	(219)	—
Share-based compensation costs	68	55	45	745
Employee future benefits (note 12)	58	60	157	196
Amortization of deferred revenues	(27)	(19)	(64)	(55)
Foreign exchange (loss) on items denominated in foreign currencies	(263)	(12)	(295)	(61)
Gain on disposal of property, plant and equipment	—	(3)	(2)	(6)
Other non-cash items	2	—	9	—
Interest accretion on lease liabilities (note 10)	(2)	(15)	(17)	(53)
Payment of income taxes	—	—	(1,448)	—
Changes in operating assets and liabilities (note 15)	(130)	(749)	(420)	(1,534)
Net cash used in operating activities	(1,793)	(2,595)	(6,647)	(7,771)
Cash flows from financing activities
Issuance of common shares and warrants (notes 13 and 11, respectively)	19,000	4,988	23,500	4,988
Transaction costs (note 13)	(2,158)	(786)	(2,767)	(786)
Proceeds from exercise of warrants, options and deferred share units	—	—	—	314
Payments on lease liabilities (note 10)	(49)	(152)	(248)	(462)
Net cash provided by financing activities	16,793	4,050	20,485	4,054
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	—	6	—
Change in restricted cash equivalents	—	—	50	50
Net cash provided by investing activities	—	—	56	50
Effect of exchange rate changes on cash and cash equivalents	3	(276)	14	17
Net change in cash and cash equivalents	15,003	1,179	13,908	(3,650)
Cash and cash equivalents – Beginning of period	6,743	9,683	7,838	14,512
Cash and cash equivalents – End of period	21,746	10,862	21,746	10,862

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

8

Notes to Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2020 and for the three AND nine months ended September 30, 2020 and 2019

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

1.	Summary of business and liquidity and basis of preparation

Summary of business and liquidity

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo Nordisk A/S (“Novo”). Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the European Medicines Agency (“EMA”) and FDA, the Company’s sole development activity. In November 2019, Novo contracted the Company’s wholly owned German subsidiary (“AEZS Germany”) to provide supply chain services for the manufacture of Macrilen™ (macimorelin). In April 2020, we announced the results from AEZS-130-P01 (“Study P01”) to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having growth hormone deficiency. The Company plans to proceed with the pivotal second study, AEZS-130-P02 (“Study P02”), with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the pediatric investigation plan (“PIP”) agreement with the EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency.

Liquidity

As at September 30, 2020, a limited portion of the Company’s cash is held in AEZS Germany, the Company’s principal operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. Management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In September 2019 and February, July and August of 2020 the company completed financings resulting in total funding (net of transaction costs) of $24,933 (note 13). All of this cash was deposited in AEZS Canada accounts. As AEZS Germany has a limited portion of the Company’s cash, The parent company can support cash needs of the German subsidiary from the funds provided through the financing transactions.

9

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. To date, the Company has not experienced significant business disruption from COVID-19.

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on November 5, 2020.

The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements except as noted below:

Share purchase warrants

The Company accounts for share purchase warrants that meet the fixed-for-fixed criteria as equity-settled. Such share purchase warrants are accounted for by using the relative fair value method whereby the total gross proceeds of the financing are allocated to each of common shares and share purchase warrants based on their relative fair values.

Deferred share units

Deferred share units (“DSUs”) are classified as other capital. The Company grants DSUs to members of its Board of Directors who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive (loss) income. At the time of redemption, each DSU may be exchanged for one common share of the Company.

Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

2.	Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

10

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

3.	Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS Pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(d)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

11

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

4.	Licensing arrangement and supply chain agreement

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the Adult Indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA under the agreed Pediatric Investigation Plan (“PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited (“Strongbridge”), effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales. The service agreement under which Novo agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. was terminated as of December 1, 2019.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC has met regularly to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

Royalty income earned under the License Agreement for the nine-month period ended September 30, 2020 was $47 (2019 - $29) and, during the nine-month period ended September 30, 2020, the Company invoiced Novo $324 for its share of PIP study costs (2019 - $809) that are recorded within research and development costs on the condensed interim consolidated statements of comprehensive loss.

12

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain Active Pharmaceutical Ingredients (“API”) and semi-finished goods, as well as the provision of ongoing support activities. During the nine-month period ended September 30, 2020, the Company invoiced Novo $153 for supply chain activities and recognized as revenue $150 (2019 – $968 invoiced and recognized as revenue $288) and invoiced and recognized as revenue $1,016 in product sales (2019 - $129).

5.	Trade and other receivables

	September 30, 2020	December 31, 2019
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2019 - $55))	61	210
Value added tax and income tax receivable	587	254
Other	193	194
	841	658

6.	Right of use assets

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2020	757	106	863
Modification of building lease	(259)	—	(259)
Disposals	—	(21)	(21)
Impact of foreign exchange rate changes	22	4	26
At September 30, 2020	520	89	609

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2020	242	39	281
Disposals	—	(20)	(20)
Depreciation	142	23	165
Impact of foreign exchange rate changes	11	1	12
At September 30, 2020	395	43	438

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
At September 30, 2020	125	46	171
As at December 31, 2019	515	67	582

13

Upon the renegotiation of the building lease agreement completed effective April 30, 2020 (note 10), a modification was recorded to the building right of use asset in the amount of $259, representing the reduction in the square footage leased from the landlord.

7.	Goodwill

The change in carrying value is as follows:

Carrying amount
$
At January 1, 2019	8,210
Impact of foreign exchange rate changes	(160)
At December 31, 2019	8,050
Impact of foreign exchange rate changes	356
At September 30, 2020	8,406

8.	Payables and accrued liabilities

	September 30, 2020	December 31, 2019
	$	$
Trade accounts payable	308	1,087
Salaries, employment taxes and benefits	113	64
Accrued audit fees	130	216
PIP study payables	—	118
Accrued severance	57	427
Other accrued liabilities	328	236
	936	2,148

9.	Provision for restructuring and other costs

On June 6, 2019, the Company announced that it was reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affected 8 employees that was completed by January 31, 2020.

14

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Cetrotide(R) onerous contracts	German Restructuring: severance	Total
	$	$	$
Balance – January 1, 2020	396	330	726
Utilization of provision	(36)	(323)	(359)
Change in provision	11	—	11
Impact of foreign exchange rate changes	17	(7)	10
Balance – September 30, 2020	388	—	388
Less current portion	117	—	117
Non-current portion	271	—	271

10.	Lease liabilities

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	903	1,522
Interest paid as charged to comprehensive income (loss) as other finance costs	(17)	(66)
Payment against lease liabilities	(248)	(614)
Modification of lease liability	(463)	—
Impact of foreign exchange rate changes	26	61
Balance – End of period	201	903
Current lease liabilities	125	648
Non-current lease liabilities	76	255

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021.

On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020. Concurrent with this termination, the Company was able to renegotiate a further reduction in leased square footage with the landlord, which resulted in a lease modification and a resulting gain of $34 which was recorded in the condensed interim consolidated statements of comprehensive loss.

11.	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	2,255	3,634
Issuance of warrants (a)	6,269	3,457
Warrants exercised during the period	—	(318)
Net gain on change in fair value of warrant liability	(1,147)	(4,518)
Warrant liability reclassified to equity (b)	(7,377)	—
Balance – End of period	—	2,255
Current portion of warrant liability	—	6
Long-term portion of warrant liability	—	2,249

15

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at September 30, 2020.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
December 2015 Warrants	2,331,000	0.351	7.10	0.11996%	65.47%	0.21	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

A summary of the activity related to the Company’s share purchase warrants that are classified as a liability is provided below.

	Nine months ended		Year ended
	September 30, 2020		December 31, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$	$
Balance – Beginning of period	6,629,144	4.00	3,391,844	6.23
Exercised	—	—	(87,700)	1.07
Issued (a)	13,043,033	0.65	3,325,000	1.65
Reclassified to equity (b)	(16,368,033)	0.86	—	—
Expired (c)	(973,144)	4.60	—	—
Balance – End of period	2,331,000	7.10	6,629,144	4.00

(a)	Warrants issued

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market (note 13). Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.62 per common share, which are exercisable immediately and will expire five years following the date of issuance.

16

On August 5, 2020, the Company closed a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering resulted in gross proceeds of approximately $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025.

2019

On September 20, 2019, the Company entered into a securities purchase agreement for $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50 (note 13). Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance.

All issued warrants contain a provision where if, at any time while the warrants are outstanding, the Company completes a Fundamental Transaction (as defined in the warrant agreements) but is generally understood to be a change of control of the Company, the warrant holders will have the right to receive payment for the unexercised warrant (as defined in the warrant agreements).

(b)	Warrant liability reclassified to equity

The Company had issued 3,325,000 unregistered investor warrants in the September 2019 closed direct offering as well as 2,608,696 unregistered investor warrants and 243,478 unregistered placement agent warrants in the February 2020 closed direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability.

Effective June 16, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of June 16, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 13).

The Company also issued 9,320,907 unregistered investor warrants and 869,952 unregistered placement agent warrants in the August 2020 registered direct offering transaction. The terms of the warrant agreement stated that if the warrants remained unregistered, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants were accounted for as a liability on issuance and measured at fair value using the Black-Scholes option pricing model.. Effective September 14, 2020, the Company registered the common shares underlying these warrants by way of a registration statement which eliminated the cashless exercise option on the warrants, on a one-for-one basis. Accordingly, as of September 14, 2020, the warrant liability was remeasured at fair value using the Black-Scholes option pricing model, with the amount of the remeasurement loss recognized in the condensed interim consolidated statements of comprehensive loss. The carrying value of the warrants was then reclassified from warrant liability to other capital within equity (note 13).

17

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants as at the noted dates of reclassification:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk- free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
As at June 16, 2020:
September 2019 Warrants	3,325,000	0.96	1.65	0.30%	104.5%	4.3	0.00%
February 2020 Investor Warrants	2,608,696	0.96	1.20	0.36%	119.3%	5.2	0.00%
February 2020 Placement Agent Warrants	243,478	0.96	1.62	0.32%	113.3%	4.7	0.00%
As at September 14, 2020:
August 2020 Investor Warrants	9,320,907	0.38	0.47	0.31%	120.5%	5.4	0.00%
August 2020 Placement Agent Warrants	869,952	0.38	0.704063	0.26%	114.6%	4.9	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(c)	Warrants expired

On March 10, 2020, the Company had 28,144 share purchase warrants expire, each with an exercise price of $1.07. On May 1, 2020, the Company had 945,000 share purchase warrants expire, each with an exercise price of $4.70.

12.	Employee future benefits

The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	September 30, 2020			Year ended December 31, 2019
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	13,705	83	13,788	13,205
Current service cost	36	2	38	49
Interest cost	118	1	119	241
Actuarial loss arising from changes in financial assumptions	665	—	665	1,040
Benefits paid	(335)	(3)	(338)	(483)
Impact of foreign exchange rate changes	575	4	579	(264)
Balances – End of the period	14,764	87	14,851	13,788
Amounts recognized:
In net loss	(154)	(3)	(157)	(262)
In other comprehensive loss	1,240	4	1,244	(810)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Discount rates were 1.1% at December 31, 2019, 1.8% at March 31, 2020, 1.1% at June 30, 2020 and 0.8% at September 30, 2020.

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13.	Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor share purchase warrants were issued at an exercise price of $1.20 per common share and 243,478 broker share purchase warrants were issued at an exercise price of $1.62 per common share (note 11(a)). The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value (note 11) and the remaining gross proceeds of $2,174 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $310 allocated to the warrant liability were recorded as expense in the statement of comprehensive loss.

During the second quarter of 2020, directors who were no longer on the Board redeemed their DSUs in full whereby 111,300 common shares were issued.

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price of $0.45 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants at an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share, expiring July 1, 2025 were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule and have been classified as equity.

Because the warrants were classified as equity, the gross proceeds of $12,000 was allocated as $6,308 to share capital and $5,691 to share purchase warrants based on their relative fair values. The transaction costs of $1,420 were reduced from share capital and share purchase warrants and charged to share issuance costs and classified as equity. The values ascribed to the share capital and share purchase warrants were recorded within equity, net of the allocated transaction costs.

On August 5, 2020, the Company closed a securities purchase agreement of 12,427,876 common shares at a purchase price of $0.56325 per common share. The offering resulted in gross proceeds of $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025. The gross proceeds of $7,000 was allocated as $3,944 to warrant liability based on the ascribed fair value (note 11) and the remaining gross proceeds of $3,056 were allocated to share capital. The transaction costs of $747were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs of $327. The transaction costs of $421 allocated to the warrant liability were recorded as expense in the statement of comprehensive loss.

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2019

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares (note 11(a)). The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the statement of comprehensive (loss) income.

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the Board and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan (the “LTIP”) and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as operating expenses in its condensed interim consolidated statements of comprehensive loss.

The following tables summarize the activity under the LTIP and the Stock Option Plan:

	Nine months ended September 30, 2020
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
September 30, 2020	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	741,116	3.61	212,000	441	912.00
Granted	—	—	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.14	—	—	—
Expired	(84,366)	15.51	—	(431)	912.00
Balance – End of period	326,400	2.03	173,000	10	912.00

20

	Year ended December 31, 2019
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
December 31, 2019	(Number)	(US$)	(Number)	(Number)	(CAN$)
Balance – Beginning of period	727,816	4.07	161,000	869	743.56
Granted	185,000	1.07	150,000	—	—
Exercised	(64,850)	2.75	(99,000)	—	—
Canceled/Forfeited	(6,000)	13,39	—	—	—
Expired	(100,850)	2.24	—	(428)	570.00
Balance – End of period	741,116	3.61	212,000	441	912.00

The following table summarizes the activity regarding warrants that were reclassified into equity:

	Nine months ended September 30, 2020			Year ended December 31, 2019
		Weighted average exercise price
	Number	(US$)	$	$
Balance – Beginning of the period	—	—	—	Nil
Warrant liability reclassified to equity (note 11(b))	16,368,033	0.8556	7,377	Nil
Warrants issued as equity (July 2020)	28,533,333	0.4574	5,691	Nil
Balance – End of the period	44,901,366	0.6025	13,068	Nil

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of such warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk- free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
July 2020 Investor Warrants	26,666,666	0.52	0.45	0.2879%	123.1048%	5	0.00%
July 2020 Placement Agent Warrants	1,866,667	0.52	0.5625	0.2879%	123.1048%	5	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

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14.	Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Nine months ended September 30,
	2020	2019
	$	$
Key management personnel:
Salaries and short-term employee benefits	834	835
Consultant fees	137	151
Share-based compensation costs	143	731
Post-employment benefits	41	—
	1,155	1,717
Other employees:
Salaries and short-term employee benefits	837	1,318
Share-based compensation costs	(98)	14
Post-employment benefits	141	262
Termination benefits	—	773
	880	2,367
Cost of inventory used and services provided	907	101
Professional fees	1,380	2,287
Consulting fees	419	120
Insurance	645	663
Third-party research and development	175	480
Travel	51	130
Marketing services	32	2
Laboratory supplies	24	32
Other goods and services	72	112
Leasing costs, net of sublease receipts of $126 (2019 - $58)	104	238
Gain on modification of building lease (notes 6 and 10)	(219)	—
Impairment of right of use asset (note 6)	—	276
Impairment of prepaid asset	—	169
Depreciation and amortization	13	78
Depreciation of right of use assets (note 6)	165	177
Operating foreign exchange (gain) losses	(60)	44
	5,743	8,993

15.	Supplemental disclosure of cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(27)	(85)	(183)	(281)
Inventory	4	(42)	832	(538)
Prepaid expenses and other current assets	754	(1)	853	(124)
Payables and accrued liabilities	(761)	(525)	(1,212)	(278)
Current portion of deferred revenues	23	—	(372)	—
Employee future benefits (note 12)	(123)	(96)	(338)	(313)
	(130)	(749)	(420)	(1,534)

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16.	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash being its primary components, is to ensure sufficient liquidity to fund operating expenses and working capital requirements. Over the past several years, the Company has raised capital via public equity and registered direct offerings and issuances under various at-the-market sales programs as its primary source of liquidity. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

17.	Financial instruments and financial risk management

Financial assets and liabilities as at September 30, 2020 and December 31, 2019 are presented below.

September 30, 2020	Financial assets at amortized cost	Financial Liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	21,746	—	—	21,746
Trade and other receivables	254	—	—	254
Restricted cash equivalents	325	—	—	325
Payables and accrued liabilities	—	—	936	936
Lease liabilities	—	—	201	201
	22,325	—	1,137	21,188

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	7,838	—	—	7,838
Trade and other receivables	404	—	—	404
Restricted cash equivalents	364	—	—	364
Payables and accrued liabilities	—	—	2,148	2,148
Lease liabilities	—	—	903	903
Warrant liability	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

Fair value

IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

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In notes 11and 13 - The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value.

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. As at September 30, 2020, trade accounts receivable for an amount of approximately $61 were with four counterparties of which $55 was past due and impaired and fully provided for (December 31, 2019 - $265 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 45 days after quarter-end. At September 30, 2020, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 60 days of invoicing. The maximum exposure to credit risk approximates the amount outstanding in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 16 - Capital disclosure, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at September 30, 2020, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the nine-month period ended September 30, 2020 would have been lower or higher by approximately $160 (2019 - $710).

18.	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

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19.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
Net loss	(1,136)	(331)	(3,807)	(5,036)
Basic weighted average number of shares outstanding	56,211,486	16,887,819	33,832,136	16,651,969
Net loss per share (basic)	(0.02)	(0.02)	(0.11)	(0.31)

Diluted weighted average number of shares outstanding	56,211,486	16,887,819	33,832,136	16,651,969
Net loss per share (diluted)	(0.02)	(0.02)	(0.11)	(0.31)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	326,410	660,021	326,410	660,021
Deferred share units	173,000	235,000	173,000	235,000
Warrants (number of equivalent shares)	47,232,366	4,887,810	47,232,366	6,765,314

Net loss per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

20.	Commitments and Contingencies

Service and manufacturing
$
Less than 1 year	1,248
1 - 3 years	5
4 - 5 years	5
More than 5 years	1
Total	1,259

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application (“NDA”) for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

25

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial condition as of September 30, 2020, and the results of operations and cash flows for the three- and nine- months ended September 30, 2020 and 2019 of Aeterna Zentaris Inc. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited condensed consolidated financial statements and the accompanying notes thereto as at September 30, 2020 and for the three- and nine- months ended September 30, 2020 and 2019 and the audited consolidated financial statements and MD&A for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s common shares are listed on both The NASDAQ Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in U.S. dollars, except for share, option and share purchase warrant data, or as otherwise noted.

This MD&A was approved by the Company’s Board of Directors (the “Board”) on November 5, 2020. This MD&A is dated November 5, 2020.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the United States through a license and assignment agreement (the “License Agreement”) with Novo Nordisk A/S (“Novo”). Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value. Aeterna Zentaris intends to balance risks and secure growth opportunities by re-establishing a diversified, yet focused, development pipeline to which the Company can best leverage its expertise and experience. The Company is focused on opportunistically utilizing its network with universities in Europe and the US which provides, what the Company believes will be, vital access to innovative development candidates in different indications, with a focus on rare or orphan indications and potential for pediatric use.

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About Forward-Looking Statements

This document contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this management’s discussion and analysis and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital, our ability to continue to list our common shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash between Aeterna Zentaris GmbH (“AEZS Germany”) to Aeterna Zentaris and our U.S. subsidiary to meet our commitments, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus or COVID-19, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U. “) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities regulatory authorities for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Key Developments

Financing activities

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29375 per share, priced at-the-market. Additionally, the Company issued to the investors in the offering unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The net cash proceeds to the Company from the offering totaled $3.9 million. The Company issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance. Collectively, this financing is referred to as the “ February 2020 Financing”.

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Effective June 16, 2020, the Company registered under the Securities Act of 1933 the 2,608,696 investor warrants and 243,478 placement agent warrants issued on February 21, 2020 and the 3,325,000 investor warrants issued on September 20, 2019.

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price to the public of $0.45 per unit, for gross proceeds of $12 million, before deducting placement agent fees and other offering expenses payable by the Company, in the amount of $1.4 million. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants with an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share expiring July 1, 2025 were issued. The net cash proceeds to the Company from the offering totaled $10.6 million. Collectively, this financing is referred to as the “July 2020 Financing”.

On August 5, 2020, the Company closed a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under NASDAQ rules. The offering resulted in gross proceeds of $7 million. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025. The net cash proceeds to the Company from the offering totaled $6.3 million. Effective September 14, 2020, the Company registered the common shares underlying the 9,320,907 investor warrants and 869,952 placement agent warrants issued on August 3, 2020 by way of a registration statement which removed the cashless exercise option for registered warrants. Collectively, this financing is referred to as the “August 2020 Financing”.

Commercialization of Macrilen™ (macimorelin) in U.S. and Canada

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the adult indication, (ii) for the right to acquire a license for the pediatric indication if and when the FDA approves a pediatric indication, (iii) that Novo, as the licensee ,is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the European Medicines Agency (“EMA”) under the agreed Pediatric Investigation Plan (the “PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (the “Supply Arrangement”). Strongbridge Ireland Limited, effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC has met regularly to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies. The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP studies progress.

Royalty income earned under the License Agreement for the nine-month period ending September 30, 2020 was $0.05 million (2019 - $0.03 million) and, during the nine-month period ended September 30, 2020, the Company invoiced Novo $0.03 million for its share of PIP study costs (2019 - $0.8 million).

The Company agreed, in the Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including Active Pharmaceutical Ingredients (“API”) batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. During the nine-month period ended September 30, 2020, the Company invoiced Novo $0.15 million for supply chain activities (2019 - $0.97 million) and invoiced $1.02 million in product sales (2019 - $0.13 million).

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Pediatric clinical trial for Macrilen™ (macimorelin)

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (“GHD”) in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our PIP for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study, AEZS-130-P02 (“Study P02”), on diagnostic efficacy and safety. Study P01 was an international, multicenter study which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from two to less than 18 years of age with suspected. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in child-onset growth hormone deficiency as well as PK/PD data observed in a range as expected from the adult studies. Thereafter, we plan to proceed with the pivotal Study P02 with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the PIP agreement with the EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in a dose of 1.0 mg/kg body weight in pediatric patients from two to less than 18 years of age with suspected.

On April 7, 2020 we announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

Megapharm Distribution Agreement

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with Megapharm Ltd. (“Megapharm”), a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD.

Under the terms of the agreement, Megapharm will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while we will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. The regulatory process for macimorelin in Israel is expected to be completed in the second half of 2021.

Nasdaq Letters

On July 27, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ (the “Staff”), notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our common shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on the NASDAQ as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a grace period of 180 calendar days, through January 25, 2021, to evidence compliance with the Bid Price Rule. To evidence compliance, we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before January 25, 2021. In the event we do not timely evidence compliance with the Bid Price Rule, we may be eligible for an additional 180 calendar day grace period or may face delisting. In the latter case, we would be entitled to request a hearing before the Nasdaq Hearings Panel, which request would stay any delisting action by the Staff pending completion of the hearing process. NASDAQ’s notice has no immediate effect on the listing of our common shares on the NASDAQ and does not otherwise impact our listing on the TSX. We are considering the options available to us to evidence compliance with the Bid Price Rule prior to the expiration of the grace period.

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In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (collectively, the “Additional Listing Standards”).

On April 8, 2020, we received a letter from the Staff notifying us that, based upon the net loss for the fiscal year ended December 31, 2019, the Company no longer satisfies the minimum net income requirement for continued listing on the NASDAQ under Nasdaq Listing Rule 5550(b)(3) and does not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. The Company timely submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(3), and on June 3, 2020 the Staff granted the Company an extension of 180 calendar days, through October 5, 2020, to evidence compliance with this requirement. On July 1, 2020, we priced an approximate $12 million public offering of our common shares and warrants, pursuant to which we ultimately raised approximately $10.5 million in net proceeds. As a result of the offering, on July 30, 2020, we received a letter from the Staff notifying us that the Staff determined that we comply with the stockholders’ equity component of the rules, subject to being delisted if in a future periodic report we fail to evidence compliance. There is no assurance that we will maintain compliance, and therefore there can be no assurance that our common shares will remain listed on the NASDAQ.

Changes in personnel

On December 16, 2019, the Company announced changes to its director composition planned for the first quarter of 2020. Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) joined the Board on January 1, 2020 and replaced Robin Hoke Smith on the Nominating, Governance and Compensation Committee effective May 15, 2020. Mr. Gérard Limoges, who had served on the Board since 2004, retired from the Board on March 31, 2020, and was replaced by Mr. Pierre-Yves Desbiens (CPA, CA, MBA), who also replaced Mr. Limoges as Chair of the Audit Committee. On May 15, 2020, Mr. Peter Edwards (J.D.) joined the Board and replaced Dr. Brent Norton on the Audit Committee and on the Nominating, Governance and Compensation Committee

Settlement of class-action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. The settlement payment of $6.5 million will be funded entirely by our insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application (“NDA”) for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Renegotiation of German building lease

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary for 30,343 square feet for management, R&D, business development and administration whereby 9,882 square feet was retained for business development, clinical development, manufacturing, supply chain and management purposes, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021. On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020 and signed a lease directly with the landlord. AEZS Germany’s revised square footage is 6,835 for business development, clinical development, manufacturing, supply chain and management purposes.

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Exposure to epidemic or pandemic outbreak

As of November 5, 2020, coronavirus or COVID-19, a contagious disease that was characterized by the World Health Organization as a pandemic in early 2020, continues to affect the global community and is also adversely affecting our business operations. Given this rapidly evolving situation, the duration, scope and impact on our business operations, clinical studies and financial results cannot at this time be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures in place to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be further adversely affected.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. While the COVID-19 outbreak may still be in its early stages, international stock markets have begun to reflect the uncertainty associated with the potential economic impact of the outbreak and the significant declines and increased volatility in the TSX Composite Index, the NASDAQ and other major stock market indices around the world in the latter part of February and in March 2020 has largely been attributed to the effects of COVID-19. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or the financial performance of the Company.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-104 (perifosine) and our small molecule kinase inhibitor program.

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Condensed Consolidated Statements of Comprehensive (Loss) Income Data

(in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
	$	$	$	$
Revenues
Royalty income	23	8	47	29
Product sales	—	—	1,016	129
Supply chain	87	256	168	301
Licensing revenue	18	19	55	55
Total revenues	128	283	1,286	514
Operating expenses
Cost of sales	33	—	907	101
Research and development costs	372	475	880	1,574
General and administrative expenses	1,180	1,364	3,445	4,924
Selling expenses	283	377	730	1,176
Restructuring costs	—	—	—	773
Impairment of right of use asset	—	(125)	—	276
Gain on modification of building lease	—	—	219	—
Impairment of prepaid asset	—	—	—	169
Total operating expenses	1,868	2,091	5,743	8,993
Loss from operations	(1,740)	(1,808)	(4,457)	(8,479)
Gain (loss) due to changes in foreign currency exchange rates	211	3	237	61
(Loss) gain on change in fair value of warrant liability	816	2,120	1,147	3,985
Other finance (costs) income	(423)	(646)	(734)	(603)
Net finance income (costs)	604	1,477	650	3,443
Net (loss) income	(1,136)	(331)	(3,807)	(5,036)
Other comprehensive (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(483)	377	(482)	351
Items that will not be reclassified to profit or loss:
Actuarial (loss) on defined benefit plans	(635)	(536)	(665)	(2,027)
Comprehensive (loss)	(2,554)	(490)	(4,954)	(6,712)
Net (loss) income per share [basic and diluted]	(0.02)	(0.02)	(0.11)	(0.31)
Weighted average number of shares outstanding:
Basic	56,211,486	16,887,819	33,832,136	16,651,969
Diluted	56,211,486	16,887,819	33,832,136	16,651,969

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Condensed Consolidated Interim Statements of Financial Position Data

(in thousands)	As at September 30, 2020	As at December 31, 2019
	$	$
Cash and cash equivalents	21,746	7,838
Trade and other receivables and other current assets	1,199	1,869
Inventory	371	1,203
Restricted cash equivalents	325	364
Property, plant and equipment	25	35
Right of use assets	171	582
Other non-current assets	8,434	8,090
Total assets	32,271	19,981
Payables and accrued liabilities and income taxes payable	936	3,596
Current portion of provision for restructuring and other costs	117	418
Current portion of deferred revenues	619	991
Lease liabilities	201	903
Warrant liability	—	2,255
Non-financial non-current liabilities (1)	15,250	14,281
Total liabilities	17,123	22,444
Shareholders’ equity (deficiency)	15,148	(2,463)
Total liabilities and shareholders’ equity (deficiency)	32,271	19,981

(1)	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Basis of presentation

The accounting policies in the Company’s unaudited interim condensed consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements except as noted below:

Share purchase warrants

The Company accounts for share purchase warrants that meet the fixed-for-fixed criteria as equity-settled. Such share purchase warrants are accounted for by using the relative fair value method whereby the total gross proceeds of the financing are allocated to each of the common shares and the share purchase warrants based on their relative fair values.

Deferred share units

Deferred share units (“DSUs”) are classified as other capital. The Company grants DSUs to members of its Board who are not employees or officers of the Company. DSUs cannot be redeemed until the holder is no longer a director of the Company and are considered equity-settled instruments. Under the terms of the DSU agreement, the DSUs vest immediately upon grant. The value attributable to the DSUs is based on the market value of the share price at the time of grant and share based compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive (loss) income. At the time of redemption, each DSU may be exchanged for one common share of the Company.

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Any consideration received by the Company in connection with the exercise of DSUs is credited to share capital. Any other capital component of the share-based compensation is transferred to share capital upon the issuance of shares.

Critical accounting policies, estimates and judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those applied to our annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017.

Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

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IFRS Pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(d)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e) IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f) IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company’s annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

Results of operations for the three-month period ended September 30, 2020

For the three-month period ended September 30, 2020, we reported a consolidated net loss of $1.1 million, or $0.02 loss per common share (basic), as compared with a consolidated net loss of $0.3 million, or $0.02 loss per common share for the three-month period ended September 30, 2019. The $0.8 million decline in net results is primarily from a change in fair value of warrant liability of $1.3 million partially offset by a reduction of $0.2 million in operating expenses.

Revenues

Our total revenue for the three-month period ended September 30, 2020 was $0.1 million as compared with $0.3 million for the same period in 2019, representing adecrease of $0.2 million. The 2020 revenue was comprised of $0.01 million in royalty revenue (2019 - nil), $0.09 million in supply chain revenue (2019 - $0.3 million) and $0.01 million in licensing revenue (2019 – $0.02 million).

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Operating expenses

Our total operating expense for the three-month period ended September 30, 2020 was $1.9 million as compared with $2.1 million for the same period in 2019, representing a decrease of $0.2 million. This decrease arises primarily from a $0.2 million decline in general and administrative expenses, a $0.1 million decline in research and development costs, and a $0.1 million decline in selling expenses. The impact of our June 2019 restructuring in our German subsidiary, namely for payroll and share based compensation costs, was a key influence in the declines in general and administrative expenses, selling and research and development expenses. The further impact on the decline in research and development costs is attributed to the different phases of activity of Study P01. During 2019, study activities included study start with document development, medication manufacturing, study feasibility testing at different sites and clinical trial applications in Hungary, Poland, Belarus, Russia, Ukraine and Serbia, while in 2020, all sites had completed their enrollment and clinical activities.

Net finance income

Our net finance income for the three-month period ended September 30, 2020 was $0.6 million as compared with a net finance income of $1.5 million for the same period in 2019, representing a decrease of $0.9 million. This is primarily due to a $1.3 million lower gain in the change in fair value of warrant liability offset by $0.2 million from changes in currency exchange rates and $0.2 million from other finance costs. Effective September 14, 2020, the Company registered the common shares underlying the 9,320,907 investor warrants and 869,952 placement agent warrants issued on August 3, 2020 by way of a registration statement which removed the cashless exercise option for registered warrants.

Results of operations for the nine-month period ended September 30, 2020

For the nine-month period ended September 30, 2020, we reported a consolidated net loss of $3.8 million, or $0.11 loss per common share, as compared with a consolidated net loss of $5.0 million, or $0.31 loss per common share (basic), for the nine-month period ended September 30, 2019. The $1.2 million improvement in net results is primarily from an increase in total revenues of $0.8 million and a reduction of operating expenses of $3.3 million partially offset by a $2.8 million decline in net finance income.

Revenues

Our total revenue for the nine-month period ended September 30, 2020 was $1.3 million as compared with $0.5 million for the same period in 2019, representing an increase of $0.8 million. The 2020 revenue was comprised of $0.05 million in royalty income (2019 - $0.03 million), $1.0 million in product sales (2019 – $0.1 million), $0.2 million in supply chain (2019 - $0.3 million) and $0.06 million in licensing revenue (2019 - $0.06 million). The product sales in 2020 represented sales of Macrilen™ (macimorelin) to Novo.

Operating expenses

Our total operating expense for the nine-month period ended September 30, 2020 was $5.7 million as compared with $9.0 million for the same period in 2019, representing a decrease of $3.3 million. This decline arises primarily from a $1.5 million reduction in general and administration expenses, a decrease of $0.8 million in restructuring costs, a $0.7 million reduction in research and development costs, a reduction of $0.3 million in impairment of right to use assets, $0.4 million reduction in selling costs, a $0.2 million gain in modification of building lease and $0.2 million impairment of prepaid asset, offset by an increase of $0.8 million in cost of sales. This decline in operating expenses is in-line with the expected impact of our cost control initiatives as previously implemented and the impact of the 2019 restructuring at our German subsidiary.

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Net finance income

Our net finance income for the nine-month period ended September 30, 2020 was $0.7 million as compared with $3.4 million for the same period in 2019, representing a decrease of $2.7 million. This is primarily due to a $2.8 million change in fair value of warrant liability, an increase of $0.1 million in other finance costs and a $0.2 million increase in gain due to foreign currency exchange rates. Effective June 16, 2020, the Company registered the common shares underlying the 2,608,696 investor warrants and 243,478 placement agent warrants issued on February 21, 2020 and the 3,325,000 investor warrants issued on September 20, 2019 by way of a registration statement which removed the cashless exercise option for registered warrants. Effective September 14, 2020, the Company registered the common shares underlying the 9,320,907 investor warrants and 869,952 placement agent warrants issued on August 3, 2020 by way of a registration statement which removed the cashless exercise option for registered warrants.

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
	$	$	$	$
Revenues	128	68	1,090	18
Net (loss) income	(1,136)	(3,450)	779	(1,006)
Net (loss) income per share [basic and diluted]*	(0.02)	(0.15)	0.04	(0.05)

	Three months ended
(in thousands, except for per share data)	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
	$	$	$	$
Revenues	283	194	37	1,392
Net (loss) income	(331)	206	(4,911)	(5,126)
Net (loss) income per share [basic and diluted]*	(0.02)	0.01	(0.30)	(0.31)

*	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net (loss) income cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations in net finance income, which are impacted by periodic “mark-to-market” revaluations of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be earned from the License Agreement.

Use of proceeds

We began 2020 with $7.8 million in cash and cash equivalents. During the nine-month period ended September 30, 2020, our operating activities consumed $6.6 million, our financing activities provided $20.5 million and our investing activities provided $0.1 million. As at September 30, 2020 we had $21.8 million of cash and cash equivalents.

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Liquidity and capital reserves

Our operations and capital expenditures have generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, registered direct offerings and issuances under various “at-the-market” offering programs. In the first quarter of 2020, we closed the February 2020 Financing with net cash proceeds of $3.9 million. During the current fiscal quarter, on July 7, 2020, the Company closed the July 2020 Financing for net proceeds of $10.6 million and the August 2020 Financing for net proceeds of $6.3 million. See “Financing activities” under Key Developments on pages 2 and 3 of this MD&A.

	Nine months ended September 30,
(in thousands)	2020	2019

Cash and cash equivalents - Beginning of period	7,838	14,512
Cash flows from operating activities:
Net cash (used in) operating activities	(6,647)	(7,771)
Cash flows from financing activities:
Net cash provided by financing activities	20,485	4,054
Cash flows from investing activities:
Net cash provided by investing activities	56	50
Effect of exchange rate changes on cash and cash equivalents	14	17
Cash and cash equivalents - End of period	21,746	10,862

Operating Activities

Cash used by operating activities totaled $6.6 million for the nine months ended September 30, 2020, as compared to $7.8 million used by operating activities in the same period in 2019. This $1.2 million improvement in operating activities is attributed primarily to the increase in product sales and supply chain activities, the impact of the June 2019 restructuring in Germany, primarily impacting payroll and share-based compensation costs, and the reduced costs of Study P01 given the differing stage of execution, in the first nine months of 2020 as compared to the first nine months of 2019.

Financing Activities

Cash provided by financing activities totaled $20.5 million for the nine months ended September 30, 2020, as compared with cash provided by financing activities of $4.1 million in the same period in 2019. On February 21, 2020, the Company closed the February 2020 Financing with net cash proceeds of $3.9 million. The Company also closed the July 2020 Financing with net proceeds of $10.6 million and the August 2020 Financing with net proceeds of $6.3 million (2019 – closed the September 2019 financing for $4.2 million).

Capital stock

As at November 5, 2020, we had 62,678,613 common shares issued and outstanding, as well as 326,410 stock options, 173,000 deferred share units and 47,232,366 share purchase warrants outstanding.

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Warrants

	Warrants	Exercise Price
	#	$	Expiry date
December 2015 registered direct offering	2,331,000	7.10	December 13, 2020
September 2019 registered direct offering	3,325,000	1.65	September 24, 2024
February 2020 Financing	2,608,696	1.20	August 21, 2025
February 2020 Financing	243,478	1.61719	February 19, 2025
July 2020 Financing	26,666,666	0.45	July 7, 2025
July 2020 Financing	1,866,667	0.5625	July 1, 2025
August 2020 Financing	9,320,907	0.47	February 5, 2026
August 2020 Financing	869,952	0.7040625	August 3, 2025
	47,232,366

On March 10, 2020, we had 28,144 share purchase warrants expire, each with an exercise price of $1.07 and on May 1, 2020 we had 945,000 share purchase warrants expire, each with an exercise price of $4.70.

Long-term incentive and stock option plan

	Nine months ended September 30, 2020
	US$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
September 30, 2020	(Number)	(US$)	(Number)	(Number)	(CAN$)

Balance – Beginning of period	741,116	3.61	212,000	441	912.00
Granted	—	—	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.14	—	—	—
Expired	(84,366)	15.51	—	(431)	912.00
Balance – End of period	326,400	2.03	173,000	10	912.00

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada. As at September 30, 2020, the Company had an accumulated deficit of $321.4 million. The Company also had a net loss of $3.8 million for the nine months ended September 30, 2020, and negative cash flow from operations of $6.6 million.

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of the License Agreement, Novo is funding 70% of the pediatric clinical development submitted to the EMA and FDA, the Company’s sole development activity. In November 2019, Novo contracted AEZS Germany, our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin). In April 2020, we announced the results from Study P01 to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having growth hormone deficiency. The Company plans to proceed with the pivotal second study, Study P02, with an expected start date in the first quarter of 2021 and an expected completion date in July 2022, according to the PIP agreement with the EMA. Study P02 is designed to investigate the diagnostic efficacy and safety of macimorelin acetate in pediatric patients from two to less than 18 years of age with suspected growth hormone deficiency.

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As at September 30, 2020, a limited portion of the Company’s cash is held in AEZS Germany, the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement described above with Novo, and as such, for generating future revenue earned under the License Agreement. Management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceed the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris Inc or its U.S. subsidiary, if needed.

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain, or that of our licensee. For example, the COVID-19 outbreak may delay enrollment in our clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The pandemic may also impact the ability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Our licensee may be impacted due to significant delays of diagnostic activities in the U.S. To date, the Company has not experienced significant business disruption from COVID-19.

Contractual obligations and commitments

(in thousands)	Service and manufacturing
$
Less than 1 year	1,248
1 - 3 years	5
4 - 5 years	5
More than 5 years	1
Total	1,259

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at September 30, 2020, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

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Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described below and under the caption “Risk Factors and Uncertainties” in our most recent Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to Us and Our Business

Our common shares may be delisted from the NASDAQ or the TSX, which could affect their market price and liquidity. If our common shares were to be delisted, investors may have difficulty in disposing their common shares.

Our common shares are currently listed on both the NASDAQ and the TSX under the symbol “AEZS”. We must meet continuing listing requirements to maintain the listing of our common shares on the NASDAQ and the TSX. For continued listing, the NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On July 27, 2020, we received a letter from the Staff, notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our common shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on the NASDAQ as required by Bid Price Rule. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a grace period of 180 calendar days, through January 25, 2021, to evidence compliance with the Bid Price Rule. To evidence compliance, we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before January 25, 2021. In the event we do not timely evidence compliance with the Bid Price Rule, we may be eligible for an additional 180-day grace period or may face delisting. In the latter case, we would be entitled to request a hearing before the Nasdaq Hearings Panel, which request would stay any delisting action by the Staff pending completion of the hearing process. NASDAQ’s notice has no immediate effect on the listing of our common shares on the NASDAQ and does not otherwise impact our listing on the TSX. We are considering the options available to us to evidence compliance with the Bid Price Rule prior to the expiration of the grace period.

In addition to the minimum bid price requirement, the continued listing rules of the NASDAQ require us to meet at least one of the Additional Listing Standards. If we fail to meet at least one of the Additional Listing Standards, our common shares may be subject to delisting after the expiration of the period of time, if any, that we are allowed for regaining compliance.

On April 8, 2020, we received a letter from the Staff, notifying us that, based upon the net loss for the fiscal year ended December 31, 2019, the Company no longer satisfies the minimum net income requirement for continued listing on the NASDAQ under Nasdaq Listing Rule 5550(b)(3) and does not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. The Company timely submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(3), and on June 3, 2020 the Staff granted the Company an extension of 180 days, through October 5, 2020, to evidence compliance with this requirement. On July 1, 2020, we priced an approximate $12 million public offering of our common shares and warrants, pursuant to which we ultimately raised approximately $10.5 million in net proceeds. As a result of the offering, on July 30, 2020, we received a letter from the Staff notifying us that the Staff determined that we comply with the stockholders’ equity component of the rules, subject to being delisted if in a future periodic report we fail to evidence compliance. There is no assurance that we will maintain compliance, and therefore there can be no assurance that our common shares will remain listed on the NASDAQ or the TSX. If we fail to meet any of the NASDAQ’s or the TSX’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly adversely affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business opportunities. If our common shares are delisted by the NASDAQ or the TSX, the price of our common shares may decline, and a shareholder may find it more difficult to dispose, or obtain quotations as to the market value, of such shares. Moreover, if we are delisted, we could incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common shares and the ability of our shareholders to sell our common shares in the secondary market.

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It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as defined in “Taxation” in our most recent Annual Report on Form 20-F) who directly or indirectly hold stock of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Although the matter is not free from doubt, we believe that we were not a PFIC during our 2019 taxable year and will not likely be a PFIC during our 2020 taxable year. Because PFIC status is based on our income, assets and activities for the entire taxable year, and our market capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the taxable year. The tests for determining PFIC status are subject to a number of uncertainties. These tests are applied annually, and it is difficult to accurately predict future income, assets and activities relevant to this determination. In addition, because the market price of our common shares is likely to fluctuate, the market price may affect the determination of whether we will be considered a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year (including our 2020 taxable year).

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such common shares, even if we ceased to meet the threshold requirements for PFIC status. Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”) will not challenge any determination made by us concerning our PFIC status. PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our common shares, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark-to-market” common shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the common shares. A mark-to-market election will be unavailable with respect to our Common Warrants and is not expected to be available with respect to the Pre-Funded Warrants, which are not likely to be treated as regularly traded on a qualified exchange.

In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election; however, there can be no assurance that we will satisfy the record keeping requirements applicable to a QEF or that we will provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election.

If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (on IRS Form 8621, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of common shares. This filing requirement is in addition to any pre-existing reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

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For a more detailed discussion of the potential tax impact of us being a PFIC, please see “Taxation” in our most recent Annual Report on Form 20-F. The PFIC rules are complex. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

Our net operating losses may be limited for U.S. federal income tax purposes under Section 382 of the Internal Revenue Code.

If a corporation with net operating losses (“NOLs”) undergoes an “ownership change” within the meaning of Section 382 of the United States Internal Revenue Code of 1986, as amended, then such corporation’s use of such “pre-change” NOLs to offset income incurred following such ownership change may be limited. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change, but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized. An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders,” or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date). In general, if such change occurs, the corporation’s ability to utilize its net operating loss carry-forwards and certain other tax attributes would be subject to an annual limitation, as described below. The unused portion of any such net operating loss carry-forwards or tax attributes each year is carried forward, subject to the same limitation in future years. The impact of an ownership change on state NOL carryforwards may vary from state to state. Due to previous ownership changes, or if we undergo any future ownership change, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Sections 382 of the Code. Recent legislation added several limitations to the ability to claim deductions for NOLs in future years, particularly for tax years beginning after December 31, 2020, including a deduction limit equal to 80% of taxable income and a restriction on NOL carryback deductions. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at September 30, 2020. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at September 30, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at September 30, 2020.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2020 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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